UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”), on February 27, 2026. The Schedule TO related to the offer by the Company to eligible holders of its outstanding common stock purchase warrants issued and outstanding as of February 26, 2026 (the “Record Date”) pursuant to that certain securities purchase agreement, dated February 25, 2026 (the “Warrants”), to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), as described in the Schedule TO and the offer materials filed as exhibits thereto (collectively, the “Offer to Exchange” or the “Offer”).

TERMINATION OF THE OFFER TO EXCHANGE

The Company has determined to terminate the Offer to Exchange in its entirety, effective as of the date of this Amendment, and to consolidate the exchange of the Warrants into the Company’s previously commenced offer to exchange filed on Schedule TO on January 23, 2026, as amended (the “January Offer”). Holders of Warrants who are eligible to participate in the January Offer will be notified of the applicable terms and conditions of their participation thereunder pursuant to the January Offer materials, as amended and supplemented. Accordingly, the Offer to Exchange described in the Schedule TO filed on February 27, 2026 is hereby withdrawn and terminated in its entirety, no Warrants will be accepted for exchange under this Offer, and no shares of Common Stock will be issued in connection therewith.

As of the termination of the Offer to Exchange, an aggregate of 493 Warrants had been validly tendered and not validly withdrawn. The Company has not accepted, and will not accept, any Warrants for exchange pursuant to the Offer. In accordance with the terms of the Offer and applicable law, all Warrants previously tendered and not withdrawn will be promptly returned to the respective tendering holders, and no shares of Common Stock will be issued in connection with the terminated Offer. Upon such return, holders will retain all rights under the original terms of their Warrants, and no further action is required by any holder in connection with the terminated Offer.

As a result of the termination of the Offer to Exchange, all outstanding Warrants continue to remain outstanding in accordance with their original terms and conditions. Holders of Warrants retain all rights and obligations set forth in their respective Warrant instruments and the related Securities Purchase Agreement dated February 25, 2026.

The Company will promptly notify all holders of Warrants who were eligible to participate in the Offer to Exchange of the termination in writing.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(H) Form of Notice to Warrant Holders of Termination of Offer to Exchange.

Item 12. Exhibits.

The following exhibits are filed as a part of this Schedule TO:

Exhibit	Description
(a)(1)(A)*	Offer to Exchange
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Withdrawal
(a)(1)(D)*	Form of Letter to Warrant Holders
(a)(1)(E)*	Press Release announcing commencement of the Offer to Exchange
(a)(1)(F)*	Form of Lock-Up Agreement
(a)(1)(G)*	Form of Accredited Investor Verification Letter
(a)(1)(H)**	Form of Notice to Warrant Holders of Termination of Offer to Exchange.
(d)(1)(A)*	Form of Warrant
(a)(5)(A)*	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference
(a)(5)(B)*	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended December 31, 2025, filed with the SEC on February 17, 2026 and incorporated herein by reference
107*	Fee Table

*	Previously Filed
**	Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: March 12, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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